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TYPE: 425
SEQUENCE: 1
DESCRIPTION: PRESS RELEASE FILED PURSUANT TO RULE 425

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                                        Filed by: RMI.NET, Inc.
                                        This communication is filed pursuant to
                                        Rules 165 and 425, as promulgated under
                                        the Securities Act of 1933, as amended.

                                        Subject Company: Internet Communications
                                                         Corporation
                                        Commission File No. 0-19578

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THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425, AS PROMULGATED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below is a press release issued by RMI.NET, Inc. relating to the terms of RMI.NET, Inc.'s merger with Internet Communications Corporation.


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[RMI.NET LOGO]                [INTERNET COMMUNICATIONS LOGO]


FOR IMMEDIATE RELEASE:
September 11, 2000

            RMI.NET AND INTERNET COMMUNICATIONS CORP. (INCC) AGREE TO
             REVISE TERMS AND EXTEND TIME FOR COMPLETION OF MERGER

    Interwest Group, Inc., a subsidiary of Anschutz Company and the Largest
         Shareholder of INCC, will become Major Shareholder of RMI.NET

DENVER - RMI.NET, Inc. (NASDAQ: RMII), a national e-commerce and connectivity company, and Internet Communications Corp. (NASDAQ: INCC), announced today that they have revised the terms of their previously announced agreement for RMI.NET to acquire INCC, and have extended the time to complete the merger. The acquisition of INCC by RMI.NET will be subject to the approval of both companies' shareholders.

Interwest Group, Inc. - a wholly owned subsidiary of Anschutz Company and owner of approximately 60 percent of INCC - will become a major equity holder in RMI.NET. INCC, based near Denver, provides small and medium-sized businesses with the design, implementation, and management of premise and network-based communications for wide area networks and voice systems.

INCC has an annualized revenue run rate of approximately $22 million. RMI.NET currently has an annualized revenue run rate of approximately $50 million.

Under the agreement, INCC shareholders, other than Interwest Group Inc., will receive 0.55 RMI.NET common shares for each share of INCC common stock. Interwest Group will receive 0.45 RMI.NET common shares for each share of INCC common stock. Shareholders other than Interwest Group and INCC directors will also receive one warrant for each share of Internet Communications common stock. The warrant, exercisable, for cash, at $8.00 per share of RMI.NET common stock will be used as a funding source for RMI.NET, and callable by RMI.NET when its share price reaches $9.04 per share.

Funds previously loaned to INCC by Interwest Group will be repaid in INCC common stock, which will be converted to RMI.NET common stock at the 0.45 exchange ratio. In addition, the Interwest Group will receive a warrant, exercisable one year from the closing, which may provide the Interwest Group with additional RMI.NET shares, depending on the value of RMI.NET common stock at that time.

                                    - more -

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RMI.NET TO ACQUIRE INCC                                              PAGE 2 OF 2


"I am extremely pleased with our ability to reach agreement on revised terms for this transaction, which were made necessary as a result of market activity over the past several months," said Douglas H. Hanson, RMI.NET's chairman and chief executive officer. "Not only is INCC a great fit for RMI.NET, but it is our belief the shareholders will also benefit.

Hanson added, "INCC's extensive business customer base will gain access to RMI.NET's expanded business products and services offerings. Additionally, I believe this merger will accelerate RMI.NET toward the successful completion of its Five Point Strategic Action Plan, announced earlier this year, and assist in achieving EBITDA neutrality in December 2000, and profitability in early 2001."

"This opportunity continues to position itself directly in the path of our future strategy. We believe just as strongly today, as we did in March, that RMI.NET's e-commerce depth, combined with the expertise we possess in enterprise network design and management, will give the combined company unique capabilities in a rapidly growing market," said Thomas Galley, president and chief executive officer for INCC.

Upon completion of the acquisition, it is anticipated that Galley will remain with the combined company. The merger expected to have minimal impact on the employee bases of the two companies.

INCC has an extensive dedicated and frame relay network to carry data traffic nationwide, serving over 300 metropolitan areas. This network allows INCC to provide high-speed Internet access to small and mid-size companies.

Denver-based RMI.NET is a national commerce solutions provider focusing on e-business for small and medium-sized businesses. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL). RMI.NET has an annualized revenue run rate of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a proprietary portal site and search engine, WEBZONE, at www.webzone.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties, which are described in the cautionary statements section of the form 10-K of each company for the year ending December 31, 1999, and may include other risks described in all Securities and Exchange Commission filings submitted subsequent to this date.

                                      # # #

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PLEASE CONTACT:

Jeremy Bronson, 303.672.0700                Thomas Galley  303.414.7111
RMI.NET                                     INCC
Directory, Investor and Media Relations     President & Chief Executive Officer
jeremy.bronson@corp.rmi.net                 tomgalley@incc.com